UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F☐

3Q25

EARNINGS

RELEASE

https://www.investorstiendas3b.com

Earnings Release 3Q25

Earnings Release 3Q25

Mexico City, November 19th, 2025 – BBB Foods Inc. (“Tiendas 3B” or the “Company”) (NYSE: TBBB), a leading grocery hard discounter in Mexico, announced today its consolidated results for the third quarter of 2025 (“3Q25”) ended September 30, 2025. The figures presented in this release are expressed in nominal Mexican Pesos (Ps.) and are prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

highlights

THIRD qUARTER 2025

•
Opened 131 net new stores during the quarter, reaching 3,162 stores as of September 30, 2025.
•
Ps. 20,279 million total revenues for 3Q25.
o
36.7% revenue growth compared to 3Q24.
o
Same Store Sales grew 17.9%.
•
EBITDA was (Ps. 404) million, compared to Ps. 688 million in 3Q24.
o
Excluding non-cash share-based payment expense, EBITDA reached Ps. 1,170 million, an increase of 43.6% compared to 3Q24.

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Earnings Release 3Q25

Message from the CHAIRMAN AND CEO

Dear Investors,

Tiendas 3B delivered another strong quarter in Q3 2025, underscoring the continued success of our strategy and disciplined execution.

We opened 131 net new stores during the quarter, bringing our total store count to 3,162 as of September 30, 2025. Over the last twelve months, we opened 528 net new stores and remain on track to meet our full-year 2025 guidance. We also opened two new distribution centers in the quarter, increasing the number of regions to 18.

Total revenue for the quarter reached Ps. 20,279 million, up 36.7% year-over-year. Same Store Sales grew 17.9%, driven by our strengthening value proposition and our customer loyalty to our low-price, high-quality offering. Like-for-like revenue growth was fueled by higher transactions per store and more SKUs per transaction.

EBITDA, excluding non-cash share-based payments, increased 43.6% year-over-year to Ps. 1,170 million, reflecting healthy commercial margins and solid operational control.

Our business model is proven and resilient. We continue to invest in accelerating store openings and strengthening our talent base, as we believe human capital is essential to sustaining long-term growth. We see a clear path to operating at least 14,000 stores in Mexico. Older store cohorts continue to deliver same-store sales growth well above inflation, while newer cohorts are maturing faster than prior generations. Our earliest vintages are already achieving EBITDA margins comparable to listed hard discounters globally.

Thank you for your continued trust and support.

K. Anthony Hatoum, Chairman and Chief Executive Officer

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Earnings Release 3Q25

FINANCIAL Results

3Q25 Consolidated Results

(In Ps. Million, except percentages)

	3Q25	As % of Revenue	3Q24	As % of Revenue	Growth (%)	Variation (Bps)
Total Revenue	Ps. 20,279	100.0%	Ps. 14,834	100.0%	36.7%	n.m.
Gross Profit	Ps. 3,277	16.2%	Ps. 2,344	15.8%	39.8%	36 bps
Sales Expenses	(Ps. 2,065)	10.2%	(Ps. 1,499)	10.1%	37.8%	8 bps
Administrative Expenses	(Ps. 2,109)	10.4%	(Ps. 494)	3.3%	326.5%	707 bps
Other Income – Net	Ps. 17	0.1%	Ps. 2	0.0%	885.9%	7 bps
EBITDA	(Ps. 404)	-2.0%	Ps. 688	4.6%	n.a.	n.a.
Share-based payment expense	Ps. 1,574	7.8%	Ps. 126	0.8%	1144.5%	691 bps
EBITDA ex. SBP	Ps. 1,170	5.8%	Ps. 814	5.5%	43.6%	28 bps

Please see the explanation at the end of this release on how EBITDA, a non-IFRS financial measure, is calculated, and for other relevant definitions.

TOTAL Revenue

Total revenue for 3Q25 was Ps. 20,279 million, up 36.7% year-over-year. Most of this growth was driven by sales from stores that have been operating for more than one year, and, to a lesser extent, the incremental sales from 528 net new stores opened in the past twelve months.

GROSS PROFIT and gross profit margin

Gross profit for 3Q25 was Ps. 3,277 million, an increase of 39.8% compared to 3Q24. This increase reflected sales growth and a 36-bps expansion in gross margin. While we continued to see higher logistics costs associated with the two new regions opened in 3Q25 and another two that are expected to start operations in 4Q25, our commercial margin more than offset that impact.

Expenses

Sales expenses primarily reflect the cost of operating our stores, including wages and energy. In 3Q25, sales expenses reached Ps. 2,065 million, a 37.8% increase compared to 3Q24. This growth was mainly driven by an increase in labor-related expenses due to

4

Earnings Release 3Q25

our larger store base. As a percentage of total revenue, sales expenses increased from 10.1% in 3Q24 to 10.2% in 3Q25, an expansion of 8 bps.

Administrative expenses refer to expenses not directly related to operating our stores, such as headquarters, regional office expenses, and share-based compensation. For 3Q25, administrative expenses totaled Ps. 2,109 million, a 326.5% increase compared to 3Q24. This increase reflects (i) higher non-cash share-based payment expense, including the start of the recognition of the Liquidity Event Plan (LEP) disclosed in February 2024 and granted by the Board of Directors in June 2025, subject to a quarterly vesting schedule (see Appendix 2 of this Earnings Release for additional details); (ii) increased staffing expenses for the new regional operations; and (iii) continued investments in human capital. As a percentage of revenue, administrative expenses increased from 3.3% in 3Q24 to 10.4% in 3Q25. As previously explained, the non-cash share-based compensation is reflected in our fully diluted share count.

Excluding non-cash share-based payment expense, administrative expenses for 3Q25 amounted to Ps. 535 million, an increase of 45.4% compared to 3Q24. As a percentage of revenue, administrative expenses excluding non-cash share-based payment expense stood at 2.6% in 3Q25, an increase of 16 bps from 3Q24.

Please refer to the Appendix of this Earnings Release for an updated table summarizing the share-based payment expense plans and related expenses.

Other income - net, which includes, among other items, revenues (expenses) from non-operative activities such as asset disposals, cost reimbursements, and insurance proceeds, amounted to Ps. 17 million in 3Q25, compared to a net income of Ps. 2 million in 3Q24. As a percentage of revenue, other income– net increased by 7 bps.

EBITDA and EBITDA Margin

For 3Q25, EBITDA was a loss of Ps. 404 million, compared to a Ps. 688 million gain in 3Q24. As previously described, our EBITDA margin was impacted by the increase in non-cash share-based payment expense.

Excluding non-cash share-based payment expense, EBITDA was Ps. 1,170 million, an increase of 43.6% compared to 3Q24. The EBITDA margin for 3Q25, adjusted to add-back non-cash share-based compensation, increased by 28 bps to 5.8%.

Please see the last section of this release on how we calculate EBITDA and EBITDA Margin, which are non-IFRS financial measures.

5

Earnings Release 3Q25

Additional Disclosures

To allow investors to better assess our performance, the Company is providing the following supplementary information:

•
Non-cash Share-based payment expense reached Ps. 1,574 million in 3Q25, compared to Ps. 126 million recorded in 3Q24. For additional details, please refer to the Appendix section of this Earnings Release.
•
Building lease payments: The Company leases its stores and distribution centers. In accordance with IFRS 16, the Company’s lease expenses are capitalized, and are not considered operating expenses. Tiendas 3B’s capitalized lease payments for buildings were Ps. 463 million in 3Q25, compared to Ps. 357 million in 3Q24.

FINANCIAL COSTS and NET loss

Financial income totaled Ps. 42 million in 3Q25, down from Ps. 48 million in 3Q24. The decrease was primarily driven by lower interest rates.

Financial costs were Ps. 363 million for 3Q25, a 26.4% increase compared to 3Q24. This increase was primarily driven by higher interest on lease liabilities, reflecting the continued expansion of our stores and distribution center network.

The Company recorded a foreign exchange loss of Ps. 86 million in 3Q25, driven by the depreciation of the U.S. dollar against the Mexican peso, which negatively impacted in Mexican Peso terms the Company’s U.S. dollar-denominated cash position still held from the IPO.

Income tax expense reached Ps. 137 million in 3Q25 compared to Ps. 66 million in 3Q24.

As a result, our net loss for the 3Q25 was Ps. 1,424 million, compared to a net profit of Ps. 258 million for the 3Q24.

balance sheet and liquidity

As of September 30, 2025, the Company had local currency cash and cash equivalents of Ps. 1,113 million. In addition, as of September 30, 2025, the Company held US$151 million in U.S. dollar-denominated short-term bank deposits. The Company applied an exchange rate of Ps. 18.38 as of September 30, 2025 when translating Ps. to US$.

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Earnings Release 3Q25

cASH fLOW sTATEMENT

(In Ps. Million, except percentages)

	9M25	9M24	Growth (%)
Net cash flows provided by operating activities	Ps. 3,095	Ps. 2,378	30.1%
Net cash flows used in investing activities	(Ps. 2,228)	(Ps. 4,172)	-46.6%
Net cash flows (used in) obtained from financing activities	(Ps. 1,172)	Ps. 1,748	n.m.
Net decrease in cash and cash equivalents	(Ps. 305)	(Ps. 46)	564.7%

Our business model continues to generate strong operating cash flow from our negative working capital cycle due to our growing sales and high inventory turnover relative to payment terms. This robust cash flow has enabled us to fund internally our growth initiatives, including the expansion of new stores and distribution centers.

The information provided below summarizes cash flow changes for the first nine months of 2025:

Net cash flows provided by operating activities increased to Ps. 3,095 million in the first nine months of 2025 (“9M25”) from Ps. 2,378 million for the first nine months of 2024 (“9M24”). Our net working capital continues to be driven by a favorable ratio of Inventory Days to Payable Days.

Net cash flows used in investing activities totaled Ps. 2,228 million for 9M25, compared to Ps. 4,172 million in 9M24. This decrease was primarily driven by the Ps. 2,621 million allocation of IPO proceeds into short-term deposits during 9M24, partially offset by continued investments to expand our store and logistics network.

Net cash flows used in financing activities were Ps. 1,172 million for 9M25, compared to the cash flows obtained in 9M24 of Ps. 1,748 million. The year-over-year difference primarily reflects the net proceeds from the IPO received in 9M24.

key operating metric

	3Q25	3Q24	Variation (%)
Number of Stores Opened	131	131	0.0%
Number of Distribution Centers	18	16	12.5%
Same Store Sales Growth (%)	17.9%	11.6%	n.m.

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Earnings Release 3Q25

In 3Q25, we opened 131 stores. In the last twelve months, the Company opened 528 stores, compared to 499 in the twelve months ending 3Q24. Same Store Sales growth was 17.9% for 3Q25, compared to 11.6% for 3Q24.

Non-IFRS Measures and Other Calculations

For the convenience of investors, this release presents certain non-IFRS financial measures, which are not calculated in accordance with IFRS (“non-IFRS financial measures”). A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so excluded or included in the most comparable IFRS financial measure. Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures reported by other companies. These non-IFRS financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. The non-IFRS financial measures presented herein have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of non-IFRS financial measures may be different from the calculations used by other companies, including our competitors, and therefore, our non-IFRS financial measures may not be comparable to those of other companies.

We calculate “EBITDA”, a non-IFRS measure, as net profit (loss) for the period, plus income tax expense, financial costs, net, and total depreciation and amortization.

We calculate “EBITDA Margin”, a non-IFRS measure, for a period by dividing EBITDA for the corresponding period by total revenue for such period.

Same Store Sales: We measure “Same Store Sales” using revenue from sales of merchandise at stores that were operational for at least the full preceding 12 months for the periods under consideration. Stores that were temporarily closed (for one month or more) or permanently closed during the relevant measurement periods are excluded from this metric. Same Store Sales growth is calculated by comparing the Same Store Sales of stores that were opened and remained open throughout the relevant measurement period.

Lease Costs: Consistent with lease accounting required under IFRS 16, total depreciation and amortization includes the depreciation expense of right-of-use-asset corresponding to long-term leases, which is a non-cash expense. Such amounts, together with the interest expense on lease liabilities, are a proxy for but not equal to the Company’s actual cash expenditure incurred in connection with its leased properties.

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Earnings Release 3Q25

Sales per Store: We define our “Sales per Store” as the average of the revenue from sales of merchandise achieved by our stores that were open for the full year in consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the period in consideration. This measure assists our management’s understanding of how store performance has evolved across different vintages. Sales per Store also serves as a benchmark to measure the performance of new stores and is useful to set growth and expansion targets.

Inventory Days: We calculate “Inventory Days” to be the average of beginning and end of period inventory balance, divided by cost of sales for the period and multiplied by the number of days during the period. Inventory Days measures the average number of days we keep inventory on hand before selling the product. This operating metric allows us to track our inventory management policies and observe how quickly we are able to rotate inventory, which is key to our cash conversion cycle.

Payable Days: We calculate “Payable Days” to be the sum of the average of beginning and end of period balance of suppliers and of accounts payable and accrued expenses, divided by cost of sales for the period and multiplied by the number of days during the period. Payable Days measures the average number of days that it takes us to pay suppliers after receiving goods or services. This metric allows us to track the terms of payment policies with suppliers and our ability to finance our operations through agreements with our suppliers.

9

Earnings Release 3Q25

conference call details

Tiendas 3B will host a call to discuss the third quarter 2025 results on November 20th, 2025, at 11:00 a.m. Eastern Time (10:00 a.m. Mexico City time). A webinar of the call will be accessible at:

https://zoom.us/webinar/register/WN_NENSImhmRrGX66ZAj11gYQ#/registration

To join via telephone, please dial one of the domestic or international numbers listed below:

Mexico +52 558 659 6002 +52 554 161 4288 +52 554 169 6926	United States +1 312 626 6799 (Chicago) +1 346 248 7799 (Houston) +1 646 558 8656 (New York)

Other international numbers available: https://us02web.zoom.us/u/knEOJCJkC

The webinar ID is 988 2044 0017

An audio replay from the conference call will be available on the Tiendas 3B website https://www.investorstiendas3b.com after the call.

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Earnings Release 3Q25

forward-looking statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Please refer to our annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities Exchange Commission (the “SEC”), as well as any subsequent filings made by us with the SEC, each of which is available on the SEC’s website (www.sec.gov), for a more extensive discussion of the risks and other factors that may impact any forward-looking statements in this release. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this release.

About TIENDAS 3B

BBB Foods Inc. (“Tiendas 3B”), a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references "Bueno, Bonito y Barato" - a Mexican saying which translates to "Good, Nice and Affordable" - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB”.

For more information, please visit: https://www.investorstiendas3b.com/

Investor Relations Contact

ir@tiendas3b.com

11

Earnings Release 3Q25

Financial Statements

Consolidated Income Statement

(Unaudited)

For the three months ended September 30, 2025, and September 30, 2024

(In thousands of Mexican pesos)

	For the Three Months Ended September 30,
	2025	2024	% Change

Revenue From Sales of Merchandise	Ps. 20,250,500	Ps. 14,807,698	36.8%
Sales of Recyclables	28,492	26,108	9.1%
Total Revenue	20,278,992	14,833,806	36.7%
Cost of Sales	(17,002,194)	(12,490,108)	36.1%
Gross Profit	Ps. 3,276,798	Ps. 2,343,698	39.8%
Gross Profit Margin	16.2%	15.8%
Sales Expenses	(2,065,282)	(1,498,500)	37.8%
Administrative Expenses	(2,108,760)	(494,399)	326.5%
Other Income - Net	17,451	1,770	885.9%
Operating Profit	(Ps. 879,793)	Ps. 352,569	(349.5%)
Operating Profit Margin	(4.3%)	2.4%
Financial Income	42,128	47,642	(11.6%)
Financial Costs	(362,792)	(286,930)	26.4%
Exchange Rate Fluctuation	(86,149)	210,191	n.m.
Financial Cost - Net	(406,813)	(29,097)	1298.1%
Profit (Loss) Before Income Tax	(Ps. 1,286,606)	Ps. 323,472	n.m.
Income Tax Expense	(137,404)	(65,872)	108.6%
Net Profit (Loss) for the Period	(Ps. 1,424,010)	Ps. 257,600	n.m.
Net Profit (Loss) Margin	(7.0%)	1.7%

Weighted average common shares	115,398,598	112,200,752
Basic (loss) earnings per common share	n.m.	Ps. 2.30

EBITDA Reconciliation
Net Profit (Loss) for the Period	(Ps.1,424,010)	Ps. 257,600	n.m
Net Profit (Loss) Margin	(7.0%)	1.7%
Income Tax Expense	(137,404)	(65,872)	108.6%
Financial Cost - Net	(406,813)	(29,097)	1298.1%
D&A	475,633	335,385	41.8%
EBITDA	(Ps.404,160)	Ps. 687,954	n.m.
EBITDA margin	(2.0%)	4.6%

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Earnings Release 3Q25

Consolidated Income Statement

(Unaudited)

For the nine months ended September 30, 2025, and September 30, 2024

(In thousands of Mexican pesos)

	For the Nine Months Ended September 30,
	2025	2024	% Change

Revenue From Sales of Merchandise	Ps. 56,099,458	Ps. 41,014,985	36.8%
Sales of Recyclables	81,001	77,416	4.6%
Total Revenue	56,180,459	41,092,401	36.7%
Cost of Sales	(47,117,276)	(34,414,213)	36.9%
Gross Profit	Ps. 9,063,183	Ps. 6,678,188	35.7%
Gross Profit Margin	16.1%	16.3%
Sales Expenses	(5,806,007)	(4,208,458)	38.0%
Administrative Expenses	(3,545,303)	(1,426,551)	148.5%
Other Income - Net	98,842	7,066	1298.8%
Operating Profit	(Ps. 189,285)	Ps. 1,050,245	(118.0%)
Operating Profit Margin	(0.3%)	2.6%
Financial Income	132,033	109,501	20.6%
Financial Costs	(1,060,981)	(924,055)	14.8%
Exchange Rate Fluctuation	(311,656)	385,335	n.m.
Financial Cost - Net	(1,240,604)	(429,219)	189.0%
Profit (Loss) Before Income Tax	(Ps. 1,429,889)	Ps. 621,026	n.m.
Income Tax Expense	(367,175)	(263,033)	39.6%
Net Profit (Loss) for the Period	(Ps. 1,797,064)	Ps. 357,993	n.m.
Net Profit (Loss) Margin	(3.2%)	0.9%

Weighted average common shares	114,678,113	107,798,668
Basic (loss) earnings per common share	n.m.	Ps. 3.32

EBITDA Reconciliation
Net Profit (Loss) for the Period	(Ps.1,797,064)	Ps. 357,993	n.m.
Net Profit (Loss) Margin	(3.2%)	0.9%
Income Tax Expense	(367,175)	(263,033)	39.6%
Financial Cost - Net	(1,240,604)	(429,219)	189.0%
D&A	1,333,757	952,086	40.1%
EBITDA	Ps. 1,144,472	Ps. 2,002,331	(42.8%)
EBITDA margin	2.0%	4.9%

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Earnings Release 3Q25

Consolidated Balance Sheet

(Unaudited)

As of September 30, 2025, and December 31, 2024

(In thousands of Mexican pesos)

	As of September 30,	As of December 31,
	2025	2024
Current assets:
Cash and cash equivalents	Ps. 1,113,183	Ps. 1,447,166
Short-term bank deposits	2,772,373	3,058,691
Sundry debtors	218,375	95,058
VAT and other taxes receivable	1,025,935	843,926
Advanced payments	109,408	70,925
Inventories	3,409,703	3,038,373
Total Current Assets	Ps. 8,648,977	Ps. 8,554,139
Non-Current Assets:
Guarantee deposits	122,182	72,652
VAT receivable	306,238	174,936
Other non-current receivables	156,087	-
Property, furniture, equipment, and lease-hold improvements – Net	8,403,065	6,455,625
Right-of-use assets – Net	8,897,000	7,028,346
Intangible assets – Net	19,552	6,790
Deferred income tax	551,801	484,325
Total Non-Current Assets	Ps. 18,455,925	Ps. 14,222,674
Total Assets	Ps. 27,104,902	Ps. 22,776,813

Current liabilities:
Suppliers	Ps. 10,141,098	Ps. 8,835,875
Accounts payable and accrued expenses	464,863	341,828
Income tax payable	13,180	74,642
Bonus payable to related parties	64,599	58,702
Short-term debt	1,494,522	926,765
Lease liabilities	973,891	750,127
Employees’ statutory profit sharing payable	199,996	199,477
Total Current Liabilities	Ps. 13,352,149	Ps. 11,187,416
Non-Current Liabilities:
Long-term debt	169,955	106,693
Lease liabilities	9,264,031	7,415,363
Employee benefits	41,506	32,559
Total Non-Current Liabilities	Ps. 9,475,492	Ps. 7,554,615
Total Liabilities	Ps. 22,827,641	Ps. 18,742,031

Stockholders’ equity:
Capital stock	8,951,301	8,283,347
Reserve for share-based payments	2,746,433	1,374,844
Cumulative losses	(7,420,473)	(5,623,409)
Total Stockholders’ Equity	Ps. 4,277,261	Ps. 4,034,782
Total Liabilities and Stockholders’ Equity	Ps. 27,104,902	Ps. 22,776,813

14

Earnings Release 3Q25

Cash Flow Statement

(Unaudited)

For the three months September 30, 2025, and September 30, 2024

(In thousands of Mexican pesos)

	For the Three Months Ended September 30,
	2025	2024

(Loss) profit before income tax	(Ps. 1,286,606)	Ps. 323,472
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	222,172	174,009
Depreciation of right-of-use assets	252,567	160,766
Amortization of intangible assets	894	610
Employee benefits	2,983	2,000
Interest payable on Promissory Notes and Convertible Notes	-	-
Interest expense on lease liabilities	329,882	263,415
Interest on debt and bonus payable and amortization of issuance costs	10,275	7,108
Other financial income	(42,128)	(44,223)
Gain on fair value of derivative financial instrument	-	(3,419)
Interests and commissions from credit lines	22,635	16,407
Loss on disposal of Property, furniture, equipment and lease-hold improvements	9	-
Gain on termination of lease agreements	-	(387)
Exchange rate fluctuation	86,149	(210,191)
Share-based payments expense	1,573,926	126,468

Increase in inventories	(299,738)	(150,579)
Increase in other current assets and guarantee deposits	(123,306)	(154,747)
Increase in suppliers (including supplier finance arrangements)	489,540	572,652
Increase in other current liabilities	63,510	113,145
Increase (decrease) on bonus payable to related parties	(3,008)	-
Income taxes paid	(160,154)	(97,536)
Net cash flows provided by operating activities	Ps. 1,139,602	Ps. 1,098,970

Purchase of property, furniture, equipment, and lease-hold improvements	(924,775)	(651,199)
Sale of property and equipment	294	(509)
Additions to intangible assets	(4,516)	(563)
Short-term bank deposits	(2,911)	152,970
Interest earned on short-term investments	41,819	40,683
Net cash flows used in investing activities	(Ps. 890,089)	(Ps. 458,618)

Payments made on supplier finance arrangements-net of commissions received	(1,457,676)	(818,588)
Finance obtained through supplier finance arrangements	1,644,801	869,064
Proceeds from Santander and HSBC credit lines, net	183,650	(85,086)
Payment of debt	(47,511)	(30,328)
Interest payment on debt	(32,909)	(23,515)
Principal payments on lease liabilities	(208,687)	-
Interest payment on leases	(329,882)	(396,839)
Net cash flows obtained from (used in) financing activities	(Ps. 248,214)	(Ps. 485,292)

Net decrease in cash and cash equivalents	1,299	155,060
Effect of foreign exchange movements on cash balances	(9,407)	(131,395)
Cash and cash equivalents at beginning of period	1,121,291	1,245,237
Cash and cash equivalents at end of period	Ps. 1,113,183	Ps. 1,268,902

15

Earnings Release 3Q25

Cash Flow Statement

(Unaudited)

For the nine months ended September 30, 2025, and September 30, 2024

(In thousands of Mexican pesos)

	For the Nine Months Ended September 30,
	2025	2024

(Loss) profit before income tax	(Ps. 1,429,889)	Ps. 621,026
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	610,628	468,985
Depreciation of right-of-use assets	720,901	481,244
Amortization of intangible assets	2,228	1,857
Employee benefits	8,948	5,999
Interest payable on Promissory Notes and Convertible Notes	-	82,588
Interest expense on lease liabilities	1,004,400	757,618
Interest on debt and bonus payable and amortization of issuance costs	26,310	29,471
Other financial income	(132,033)	(102,214)
Gain on fair value of derivative financial instrument	-	(7,287)
Interests and commissions from credit lines	30,271	54,378
Loss on disposal of Property, furniture, equipment and lease-hold improvements	13,787	-
Gain on termination of lease agreements	-	(387)
Exchange rate fluctuation	311,656	(385,335)
Share-based payments expense	2,039,543	396,054

Increase in inventories	(371,330)	(167,146)
Increase in other current assets and guarantee deposits	(680,726)	(446,657)
Increase in suppliers (including supplier finance arrangements)	1,305,223	728,969
Increase in other current liabilities	123,185	248,169
Increase (decrease) on bonus payable to related parties	7,782	(79,351)
Income taxes paid	(496,113)	(309,773)
Net cash flows provided by operating activities	Ps. 3,094,771	Ps. 2,378,208

Purchase of property, furniture, equipment, and lease-hold improvements	(2,342,836)	(1,642,397)
Sale of property and equipment	2,234	1,856
Additions to intangible assets	(14,990)	(1,880)
Short-term bank deposits	-	(2,621,393)
Interest earned on short-term investments	127,874	91,966
Net cash flows used in investing activities	(Ps. 2,227,718)	(Ps. 4,171,848)

Payments made on supplier finance arrangements-net of commissions received	(3,883,121)	(2,266,340)
Finance obtained through supplier finance arrangements	4,241,758	2,385,967
Proceeds from Santander and HSBC credit lines, net	182,695	58,806
Payment of debt	(134,810)	(107,557)
Interest payment on debt	(56,581)	(76,691)
Principal payments on lease liabilities	(517,123)	(382,210)
Interest payment on leases	(1,004,400)	(757,618)
Payment of principal of Promissory Notes	-	(1,969,602)
Payment of accrued Interests of Promissory Notes	-	(2,955,495)
Proceeds from initial public offering, net of underwriting fees	-	7,841,837
Initial public offering costs	-	(23,269)
Net cash flows obtained from (used in) financing activities	(Ps. 1,171,582)	Ps. 1,747,828

Net decrease in cash and cash equivalents	(304,529)	(45,812)
Effect of foreign exchange movements on cash balances	(29,454)	94,243
Cash and cash equivalents at beginning of period	1,447,166	1,220,471
Cash and cash equivalents at end of period	Ps. 1,113,183	Ps. 1,268,902

16

Earnings Release 3Q25

Appendix 1: Fully Diluted Shares Illustrative Calculation

To further improve investor’s understanding of our capital structure, we are providing below an illustrative calculation of our fully diluted share count as of September 30, 2025, inclusive of Class A common shares and Class C common shares subject to vested and unvested stock options, restricted stock units, and Class C common shares under the Liquidity Event Share Plan and the Bolton Partners Share Allocation. We calculate our fully diluted common shares outstanding by assuming the “net settlement” of all our outstanding options at their weighted average strike price.

The illustrative example below assumes:

•
Price per Class A common share: US$30.00
•
Weighted average exercise price of US$5.80 per Class C common share subject to options granted under our Legacy 2004 Option Plan
•
Weighted average exercise price of $29.22 per Class A common share subject to options granted under our 2024 Equity Incentive Plan
•
All outstanding options are vested as of the date hereof, for illustrative purposes only

Illustrative Fully Diluted Share Count
Share Count	As of September 30, 2025
Class A common shares (publicly traded and registered)	62,048,108
Class B common shares (high-vote shares)	5,200,000
Class C common shares	47,518,697
Common Shares Outstanding	114,766,805
Liquidity Event Class C Shares (1)	7,500,000
Bolton Partners Class C Share Allocation	4,224,960
Class C Common Shares Subject to Vesting or Delayed Delivery	11,724,960
Total Common Shares	126,491,765
Net Shares subject to Equity-Based Compensation Plans(2)	31,657,086
Fully Diluted Share Count	158,148,851

(1)
As of September 30, 2025, 1,250,000 of the Liquidity Event Class C Shares had vested.
(2)
See the illustrative calculation below for how this figure is calculated. Assumes the net exercise at their weighted average strike price of all options granted under our legacy 2004 Option Plan, all options granted under our 2024 Equity Incentive Plan and all restricted stock units granted under our 2024 Equity Incentive Plan.

17

Weighted-average strike price

Earnings Release 3Q25

	Common Shares issuable upon exercise				Net Shares(1) (2)

Legacy 2004 Option Plan	38,232,812	X	(US$30.00 - US$5.80)	=	30,841,843
			US$30.00

2024 Equity Incentive Plan Options	1,470,000	X	(US$30.00 - US$29.22)	=	38,243
			US$30.00

2024 Equity Incentive Plan RSUs	777,000		=		777,000

Net Shares subject to Equity-Based Compensation Plans					31,657,086

(1)
Net share numbers have been rounded down to the nearest whole share.
(2)
For illustrative purposes we are assuming all options are exercised into Class A common shares but note that options under our Legacy 2004 Option Plan are exercisable for Class C common shares. All our Class C common shares are subject to a liquidity lock-up that expires on August 8, 2026 (subject to exceptions).

The example above is provided for illustrative purposes only. The number of common shares outstanding would change if the strike price of the specific option being exercised were higher or lower than the weighted average strike price assumed for this exercise and/or if the market price for our Class A common shares was higher or lower at the time of exercise than the assumed price.

18

Earnings Release 3Q25

Appendix 2: Share-Based Payment Expense

The tables and explanatory text below provide a breakdown of the expenses associated with stock options and restricted shares granted under the 2004 Option Plan, the 2024 Equity Incentive Plan, and the Liquidity Event Share Plan.

All our share-based compensation plans were previously fully disclosed in our offering documents and public filings, including in our annual report on Form 20-F for the year ended December 31, 2024 and for the year ended December 31, 2023 filed with the U.S. Securities Exchange Commission (the “SEC”), each of which is available on the SEC’s website (www.sec.gov) and on our investor relations website.

The previously disclosed Liquidity Event Share Plan, in the aggregate amount of 7.5 million Class C common shares was subject to formal assignment and delivery. On June 24, 2025, Tiendas 3B formally granted the 7.5 million Class C common shares. Our board of directors also determined it was in the best interest of the Company, primarily for talent retention purposes, to subject the awards to quarterly vesting over a three-year period. The corresponding expense will be recognized during such three-year period beginning in the third quarter of 2025 using a graded vesting model (accelerated expense recognition) with a corresponding increase to equity.

Under IFRS, the cost of this award is recognized as a non-cash expense in the profit and loss statement, even though the award is equity-settled. The fair value of the grant is determined at the grant date, and for awards with vesting conditions, the expense is recognized over the applicable vesting period. To improve investors’ understanding of how we recognize the non-cash expenses associated with each of our share-based payment arrangements, we are including below our current expectations for non-cash share-based payment expenses per program from 2025 until 2028. We note however, that these figures may vary slightly from initial estimates due to the actual vesting of the awards.

It is important to note that the formal grant of these awards and vesting schedule does not result in any additional dilution beyond what was previously disclosed and is already reflected in our fully diluted share count, discussed in Appendix I. Additionally, the estimated share-based payment expense reflected in the table below only considers awards granted as of today. The Company may grant additional awards under the 2024 Equity Incentive Plan as administered by the Company’s compensation committee (or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors).

Projected Share-Based Payment Non-Cash Expense(1)

(In Ps. Million)

	Projected
Breakdown	FY2025E	FY2026E	FY2027E	FY2028E
2004 Option Plan	406	237	120	46
2024 Equity Incentive Plan - Options	205	116	62	26
2024 Equity Incentive Plan - RSUs	370	44	17	-
Total	981	396	199	73
Liquidity Event Shares	1,953	1,378	470	28
Total	2,934	1,774	669	101

(1)
Expense is recognized on a non-linear basis using a graded vesting method, being higher at the start of the period and decreasing over time.

19

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2025
BBB Foods Inc.

	By:	/s/ Eduardo Pizzuto
		Name:	Eduardo Pizzuto
		Title:	Chief Financial Officer